Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE: February 24, 2005

RITCHIE BROS. AUCTIONEERS REPORTS STRONG RESULTS FOR 2004

VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE: RBA; TSX: RBA) today announced its financial results for the year ended December 31, 2004. The Company’s net earnings for 2004 were $34.9 million, or $1.01 per diluted weighted average share, compared to $36.6 million, or $1.07 per diluted share, in 2003. Excluding the effects of a $2.1 million charge to income taxes that is not expected to recur in future periods, net earnings would have been $37.0 million, or $1.07 per diluted weighted average share. All dollar amounts are presented in United States dollars, and per share amounts reflect on a retroactive basis the two-for-one split of the Company’s common shares that occurred at the close of business on May 4, 2004.

Gross auction sales for the year ended December 31, 2004 were a record $1.79 billion, 15% higher than gross auction sales reported in 2003. Auction revenues in 2004 were $182.3 million, an increase of 13% compared to the prior year. The Company’s auction revenue rate (auction revenues divided by gross auction sales) was 10.19% in 2004, compared to 10.36% in 2003.

Ritchie Bros. held 147 industrial auctions in 10 countries throughout North America, Europe, the Middle East, and Australia in 2004. The Company set eight regional gross auction sales records during the year. The Company also held 93 smaller agricultural auctions in 2004, which generated gross auction sales of $45.2 million.

As part of its continuing expansion into new markets, the Company opened sales offices or hired sales representatives for the first time in: Tehran, Iran; Beijing, China; and New Delhi, India. The Company also sold more items and served more customers than in any prior year. During 2004, Ritchie Bros. sold over 178,000 lots from nearly 25,000 consignments and had more than 202,000 bidder registrations at its auctions. Internet bidding continued to enhance the Company’s live auctions, and in 2004 the Company sold almost $200 million worth of trucks and equipment to on-line buyers using the Company’s rbauctionBid-Live system.

Although the Company’s auctions varied in size in 2004, the average Ritchie Bros. industrial auction in 2004 attracted over 1,300 bidders and featured over 1,200 lots consigned by almost 170 consignors, generating average gross auction sales of approximately $12.0 million per industrial auction, all of which represented increases over the equivalent 2003 statistics.

Peter Blake, the Company’s CEO, observed: “I am very pleased that we have delivered another record-breaking gross auction sales result, which is continuing evidence that our strategy is working. We continued to see the results of our strategy of increasing our penetration into the global used truck and equipment markets. In 2004 we introduced thousands of truck and equipment owners in many and diverse regions of the world to the Ritchie Bros. unreserved auction model — we have now entered some significant new regional markets, and we are excited about the opportunities in front of us. The global used truck and equipment markets have become increasingly transparent in recent years and as a result, buyers and sellers of equipment are choosing to take advantage of the most efficient marketplaces. This is a trend that favored Ritchie Bros in 2004 and that we expect will continue to work to our advantage in 2005.”

For the quarter ended December 31, 2004, gross auction sales were $549.8 million, generating auction revenues of $57.1 million. The auction revenue rate was 10.39%. Net earnings for the quarter were $11.3 million, or $0.33 per diluted weighted average share. Excluding the impact of a charge to the Company’s income tax provision that is not expected to recur in future periods, net earnings would have been $12.6 million or $0.36 per share.

Gross auction sales represent the aggregate selling prices of all items sold at auction and are not presented in the Company’s consolidated financial statements; the comparable financial statement measure is auction revenues, consisting primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by Ritchie Bros. and sold in the same manner as consigned equipment.

About Ritchie Bros.

Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 25 countries around the world. The Company sells, through unreserved public auctions, a broad range of used industrial equipment including trucks and equipment used in the construction, transportation, mining, forestry, petroleum, materials handling, marine and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.

Earnings Conference Call

Ritchie Bros. is hosting a conference call to discuss its 2004 financial results at 8:00am Pacific Time (11:00am Eastern Time) on February 24, 2005. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Forward-looking Statements

The discussion in this press release relating to future operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; opportunities in new markets; the percentage of internet bidders that are the buyers or runner-up bidders of lots broadcast on the internet; and the implementation of the Company’s growth strategy. These risks and uncertainties include: the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results; actions of competitors; the success of the Company’s Internet initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Operations (USD thousands, except	Year ended	Year ended
share and per share amounts)	December 31, 2004	December 31, 2003
Gross auction sales	$1,789,402	$1,559,393

Auction revenues	$182,257	$161,542
Direct expenses	23,472	22,099

	158,785	139,443
Expenses
Depreciation	12,708	11,773
General and administrative	85,667	71,265

Earnings from operations	60,410	56,405

Other income (expenses)
Interest expense	(3,217)	(4,772)
Other income	1,053	1,060

Earnings before income taxes	58,246	52,693

Income taxes (1)	23,347	16,099

Net earnings	$34,899	$36,594

Net earnings per share	$1.02	$1.08
Net earnings per share — diluted	$1.01	$1.07

Weighted average shares outstanding	34,160,678	33,795,978
Diluted weighted average shares outstanding	34,499,222	34,137,552

Net earnings in accordance with GAAP	$34,899	$36,594
Adjustment relating to non-recurring income taxes (1)	2,106	–

Adjusted net earnings	$37,005	$36,594

Adjusted net earnings per share	$1.08	$1.08
Adjusted net earnings per share — diluted	$1.07	$1.07

(1)	Income taxes for the year ended December 31, 2004 include a charge of $2,106 relating to the realization of foreign exchange gains recorded at the subsidiary level in connection with term debt that came due in the second half of 2004. The Company does not expect to incur a similar charge in subsequent periods. Excluding this charge, income taxes for the year ended December 31, 2004 would have been $21,241.

Consolidated Statements of Operations (USD thousands,	3 mos ended	3 mos ended
except share and per share amounts)	December 31, 2004	December 31, 2003
	(unaudited)	(unaudited)
Gross auction sales	$549,796	$477,107

Auction revenues	$57,142	$47,719
Direct expenses	8,067	6,899

	49,075	40,820
Expenses
Depreciation	3,455	3,187
General and administrative	24,841	18,761

Earnings from operations	20,779	18,872

Other income (expenses)
Interest expense	(769)	(1,128)
Other income	449	197

Consolidated Statements of Operations (USD thousands,	3 mos ended	3 mos ended
except share and per share amounts)	December 31, 2004	December 31, 2003
	(unaudited)	(unaudited)
Earnings before income taxes	20,459	17,941

Income taxes (1)	9,124	5,524

Net earnings (1)	$11,335	$12,417

Net earnings per share	$0.34	$0.37
Net earnings per share — diluted	$0.33	$0.36

Weighted average shares outstanding	34,248,778	33,962,859
Diluted weighted average shares outstanding	34,576,300	33,326,796

Net earnings in accordance with GAAP	$11,335	$12,417
Adjustment relating to non-recurring income taxes (1)	1,218	–

Adjusted net earnings	$12,553	$12,417

Adjusted net earnings per share	$0.37	$0.37
Adjusted net earnings per share — diluted	$0.36	$0.36

(1)	Income taxes for the quarter ended December 31, 2004 include a charge of $1,218 relating to the realization of foreign exchange gains recorded at the subsidiary level in connection with term debt that came due in the second half of 2004. The Company does not expect to incur a similar charge in subsequent periods. Excluding this charge, income taxes for the quarter ended December 31, 2004 would have been $7,906.

Selected Balance Sheet Data (USD thousands)	December 31, 2004	December 31, 2003

Working capital	$36,871	$35,700
Total assets	442,409	413,362
Long-term debt	10,792	27,350
Total shareholders’ equity	289,264	252,779

Selected Operating Data (unaudited)

Auction revenues as percentage of gross auction sales (12 mos)	10.19%	10.36%
Number of consignors (12 mos)	24,868	23,480
Number of bidders (12 mos)	202,571	181,039
Number of buyers (12 mos)	58,858	55,946
Number of permanent auction sites	22	22
Number of regional auction units	7	7

For further information, please contact:
Jeremy Black
Senior Manager — Finance
Phone: 604 273 7564
Fax: 604 273 2405
Email: ir@rbauction.com